INVESTMENT MANAGERS SERIES TRUST

December 30, 2008

VIA EDGAR TRANSMISSION

Mr. John Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – RNC Genter Dividend Income Fund
Request for Acceleration

Dear Mr. Ganley:

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 53 under the Securities Act and Post-Effective Amendment No. 57 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on December 29, 2008 be accelerated to December 31, 2008.

Very truly yours,
Investment Managers Series Trust

By:  /s/ John Zader
John Zader
President and Trustee